SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT to FORM N-8A

AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc.) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: TORTOISE TAX-ADVANTAGED SOCIAL INFRASTRUCTURE FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 11550 Ash Street, Suite 300, Leawood, Kansas 66211

Telephone Number (including area code): (913) 981-1020

Name and address of agent for service of process: Jeremy Goff, 11550 Ash Street, Suite 300, Leawood, Kansas 66211

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:YES [X] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amended notification of registration to be duly signed on its behalf in the City of Leawood and State of Kansas on the 22nd day of February, 2018.

TORTOISE TAX-ADVANTAGED SOCIAL
INFRASTRUCTURE FUND, INC.

By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Executive Officer

Attest:	/s/ Diane M. Bono
Diane M. Bono